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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                Amendment No. 10*

                                   BELO CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Series B Common Stock, par value $1.67 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   080555 20 4
             ------------------------------------------------------
                                 (CUSIP Number)



                                 April 15, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                 Amendment Number 10 to Schedule 13G (continued)

CUSIP No. 080555 20 4                                          Page 2 of 6 Pages

1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
                     James M. Moroney, Jr.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a) [ ]
                     (b) [ ]

3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States

 Number of Shares    5.    Sole Voting Power
Beneficially Owned                    1,119,393 (1)(2)
 by Each Reporting
    Person With
                     6.    SHARED VOTING POWER
                                      0 (3)

                     7.    SOLE DISPOSITIVE POWER
                                      1,119,393 (1)(2)

                     8.    SHARED DISPOSITIVE POWER
                                      0 (3)

9.        Aggregate Amount Beneficially Owned by Each Reporting Person
                     1,119,393 (1)(2)

10. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
                     See Item 4 below.

11.       Percent of Class Represented by Amount in Row 11
                     6.2%

12.       Type of Reporting Person (See Instructions)
                     IN



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                 Amendment Number 10 to Schedule 13G (continued)

CUSIP No. 080555 20 4                                          Page 3 of 6 Pages


ITEM 1.

         (a)      Name of Issuer:

                           Belo Corp.

         (b)      Address of Issuer's Principal Executive Offices:

                           P.O. Box 655237
                           Dallas, Texas 75265-5237

ITEM 2.

         (a)      Name of Person Filing:

                           James M. Moroney, Jr.

         (b)      Address of Principal Business Office, or if none, Residence:

                           P.O. Box 655237
                           Dallas, Texas 75265-5237

         (c)      Citizenship:

                           United States

         (d)      Title of Class of Securities:

                           Series B Common Stock, par value $1.67 per share

         (e)      CUSIP Number:

                           080555 20 4

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ]  Broker or Dealer registered under Section 15 of the Act
                       (15 U.S.C. 78o).

         (b)      [ ]  Bank as defined in section 3(a)(6) of the Act
                       (15 U.S.C. 78c).

         (c)      [ ]  Insurance Company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78o).

         (d)      [ ]  Investment Company registered under section 8 of the
                       Investment Company Act (15 U.S.C. 80a-8).

         (e)      [ ]  An investment adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E);

         (f)      [ ]  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);


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                 Amendment Number 10 to Schedule 13G (continued)

CUSIP No. 080555 20 4                                          Page 4 of 6 Pages


         (g)      [ ]  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h)      [ ]  A savings associations as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         (a)      Amount Beneficially Owned:  1,119,393 (1)(2)

         (b)      Percent of Class:  6.2%

         (c)      Number of shares as to which the person has:

                  (i)      sole power to vote or to direct the vote:  1,119,393 (1)(2)

                  (ii)     shared power to vote or to direct the vote:  0 (3)

                  (iii)    sole power to dispose or to direct the disposition of:  1,119,393 (1)(2)

                  (iv)     shared power to dispose or to direct the disposition of:     0 (3)

----------

(1) Series B common stock is convertible at any time on a share-for-share basis into Series A common stock, par value $1.67 per share.

(2) Includes 18,349 shares of Series B common stock subject to options that are presently exercisable or that become exercisable within 60 days. This does not include 42,000 Series B shares owned by Mr. Moroney's spouse, as to which shares Mr. Moroney disclaims beneficial ownership.

(3) Effective April 15, 2002, Mr. Moroney resigned as managing general partner of Moroney Management, Limited (the "Partnership") and Mr. Moroney's son, James M. Moroney III was appointed managing general partner. Mr. Moroney no longer has shared voting or dispositive power with respect to the 2,000,000 shares of Series B common stock held by the Partnership.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

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                 Amendment Number 10 to Schedule 13G (continued)

CUSIP No. 080555 20 4                                          Page 5 of 6 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                 Amendment Number 10 to Schedule 13G (continued)

CUSIP No. 080555 20 4                                          Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 15, 2002                       /s/ JAMES M. MORONEY, JR.
                                             -----------------------------------
                                             James M. Moroney, Jr.